UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities and Exchange Act of 1934

TERRACE VENTURES INC.
(Exact name of Company as specified in its charter)

NEVADA	91-2147101
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

Suite 202, 810 Peace Portal Drive, Blaine, WA	98230
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 360-332-1817

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

None	None

Securities to be registered pursuant to Section 12(g) of the Act:

Shares of Common Stock
$0.001 Par Value
(Title of class)

PART I

As used in this registration statement on Form 10-SB, the terms "we", "us", "our", and “our company” mean Terrace Ventures Inc. unless otherwise indicated. All dollar amounts in this registration statement on Form 10-SB are in U.S. dollars unless otherwise stated.

ITEM 1. DESCRIPTION OF BUSINESS.

CORPORATE ORGANIZATION

We were incorporated on February 20, 2001, under the laws of the State of Nevada.

DESCRIPTION OF BUSINESS

In General

We are an exploration stage company engaged in the acquisition and exploration of mineral properties. We own a 100% undivided interest in a mineral claim that we refer to as the “Peach” mineral claim (the “Peach Claim”) located in the Nicola, Simalkameen and Osoyoos Mining Divisions of the Province of British Columbia, Canada. Our plan of operations is to carry out exploration work on the Peach Claim in order to ascertain whether it possesses deposits of gold. Further exploration of this mineral claim is required before a final determination as to its viability can be made. No commercially viable mineral deposit may exist on our mineral claim. We can provide no assurance that our mineral claim contains a mineral deposit until appropriate exploratory work is done and an evaluation based on that work concludes further work programs are justified. At this time, we have no reserves on our mineral claim. See “Item 2. Management’s Discussion and Analysis or Plan of Operation – Plan of Operation”.

Acquisition of the Peach Mineral Claim

We purchased the Peach Claim property from Don Archibald for cash consideration of $5,000 pursuant to a purchase agreement dated August 15, 2001.

Description of Property and Location of Peach Mineral Claim

The Peach Claim property is comprised of one mineral claim with a total area of approximately 1,236 acres, located in Nicola, Simalkameen and Osoyoos Mining Divisions, approximately 40 kilometres west of Kelowna, British Columbia, Canada. The claim is accessible by a gravel road. We obtained information on the area from the British Columbia Department of Mines and Geological Consultants in 2001. We believed the timing was opportune at that time to obtain this property at the price paid.

The Peach Claim is recorded with the Ministry of Energy and Mines, Province of British Columbia, Canada under the following name, tag and tenure number:

Name of Mineral Claim	Tag Number	Tenure Number	Expiry Date
PEACH #1	210577	385660	April 30, 2004

Title to the property is held in our name. The Province of British Columbia owns the land covered by the mineral claim. To our knowledge, there are no aboriginal land claims that might affect our title to the mineral claim or the Province’s title of the property. There is no viable way for us to determine what claims, if any, certain aboriginal groups may make. The Government of British Columbia has adopted a policy that no private property rights will be expropriated to settle aboriginal land claims.

Our mineral claim will expire on April 30, 2004. We intend to extend our claim on this expiration date. Mineral claims of this type may be extended either by completing sufficient work and filing a report on the work completed on the mineral property with the British Columbia Ministry of Energy and Mines, or by paying a filing fee in lieu of performing the exploration work. The fee amount is approximately $100 per claim, per year in the first three years, and $200 per claim, per year afterwards, up to ten years. Sufficient work has already been completed on the property to maintain the claims in good standing without paying a filing fee to the Province of British Columbia in lieu of completing exploration work.

Mr. Archibald recorded our claim to cover the main area of potential gold mineralization. We are the legal owner of the Peach Claim and no other person or entity has any interest in the mineral claim.

Recommendations of Geological Report and the Geological Exploration Program

We engaged Paul Reynolds, B.Sc., P.Geo., to prepare a geological evaluation report on the Peach Claim. Mr. Reynolds is a consulting geologist and professional engineer in the Geological Section of the Association of Professional Engineers of the Province of British Columbia, Canada.

The work completed by Mr. Reynolds in preparing the geological report consisted of the review of geological data from previous exploration. The acquisition of this data involved the research and investigation of historic files to locate and retrieve data information acquired by previous exploration companies in the area of the mineral claim. The work involved in this data acquisition included report reproduction and compilation of preexisting information.

We received the geological evaluation report on the Peach Claim prepared by Mr. Reynolds on September 25, 2001. This report is entitled "Geological Summary Report on the Peach Property". The geological report summarizes the results of the history of the exploration of the mineral claim, the regional and local geology of the mineral claim and the mineralization and the geological formations identified as a result of the prior exploration. The geological report also gives conclusions regarding potential mineralization of the mineral claim and recommends a further geological exploration program on the mineral claim.

In his geological report, Mr. Reynolds, recommended that a three phase exploration program, at an approximate cost of $22,500, be undertaken on the property to assess its potential to host high grade gold mineralization within quartz and sulphide veins, with a fourth phase of diamond drilling and/or mechanical trenching subject to positive results from earlier exploratory work. The four phase program consists of the following:

Phase	Exploration Program	Status	Cost
Phase I	A thorough assessment of the known showings along with basic geological mapping and rock sampling.	Completed in June, 2002.	$5,000
Phase II	Prospecting, geological outcrop mapping, and detailed soil sampling in areas of interest.	Expected to be completed in mid 2004.	$7,500
Phase III	Soil sampling to be conducted on a flagged grid within prospective areas identified by the two previous phases.	To be completed in mid 2005 based on results of Phase II.	$10,000
Phase IV	Subject to positive results from the previous phases, mechanical trenching and/or diamond drilling.	To be completed in late 2005 based on results of Phase III.	To be determined based on the Results of Phases II and III

Phase I of our exploration program was completed in June, 2002. The Phase I exploratory program was conducted by Mr. Reynolds over a period of three days and consisted of rock sampling and an assessment of areas previously reported to have potential mineralization. On June 27, 2002, Mr. Reynolds, our consulting geologist, completed his review of Phase I one work results on our Peach Claim and provided us with a report containing his conclusions. Mr. Reynolds concluded that the results were favorable and he recommended we proceed to the next stage of our exploration program. The second phase consisting of prospecting, geological outcrop mapping, and detailed soil sampling in areas of interest is anticipated to commence in mid 2004.

The phased program of exploration activities would have a goal of generating and prioritizing targets to test by trenching or drilling. The initial exploration activities on the Peach Claim (grid establishment, geological mapping, soil sampling, geophysical surveys) do not involve ground disturbance and as a result do not require a work permit. Any follow-up trenching and/or drilling will require permits, applications for which will be submitted well in advance of the planned work.

Our cash on hand as of October 31, 2003 is $45,053. We have sufficient cash on hand to pay the costs of Phase II and III of our proposed exploration program. However, we may require additional financing in order to proceed with any additional work beyond Phase III of our exploration program.

The geological review and interpretations required in Phases II and III of the exploration program will be comprised of reviewing the data acquired and analyzing this data to assess the potential mineralization of the mineral claim. Geological review entails the geological study of an area to determine the geological characteristics, identification of rock types and any obvious indications of mineralization. The purpose of undertaking the geological review is to determine if there is sufficient indication of mineralization to warrant additional exploration. Positive results at each stage of the exploration program would be required to justify continuing with the next stage. Such positive results would include the identification of the zones of mineralization. As mentioned, positive results have been achieved for Phase I of the work program and the commencement and completion of work on Phase II is considered justified.

Current State of Exploration

Our mineral claim presently does not have any mineral reserves. The property that is the subject to our mineral claim is undeveloped and does not contain any open-pit or underground mines. There is no plant or equipment located on the property that is the subject of the mineral claim. Power is readily available from nearby transmission lines running to the formerly producing Brenda mine. Water in sufficient quantities for drilling is available from nearby streams and lakes.

We have only recently commenced exploration of the Peach Claim and this exploration is currently in the preliminary stages. Our planned exploration program is exploratory in nature and no mineral reserves may ever be found.

Geological Exploration Program

The second phase consisting of prospecting, geological outcrop mapping, and detailed soil sampling in areas of interest is anticipated to commence in mid 2004. A decision on proceeding beyond the planned Phase III will be made by assessing whether the results of Phase II and Phase III were sufficiently positive to enable us to obtain the financing we will need for us to continue through additional stages of the exploration program. This assessment will include an assessment of the market for financing of mineral exploration projects at the time of our assessment and an evaluation of our cash reserves after the completion of Phase III. The decision whether or not to proceed will be based on the recommendations of our geological consultant. The decision of the consultant whether or not to recommend proceeding will be based on a myriad of factors, including his subjective judgment and will depend primarily on the results of the immediately preceding stage. It is impossible to quantify in advance what will be sufficiently positive.

We plan to proceed with Phase IV of our exploration program, if recommended by our geologist, and subject to the results of Phase II and Phase III. Costs will depend on recommendations, which cannot be made until we receive the assay results for Phase II and Phase III.

Compliance with Government Regulation

We will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the exploration of minerals in the Province of British Columbia. The main agency that governs the exploration of minerals in the Province of British Columbia, Canada, is the Ministry of Energy and Mines.

The Ministry of Energy and Mines manages the development of British Columbia's mineral resources, and implements policies and programs respecting their development while protecting the environment. In addition, the Ministry regulates and inspects the exploration and mineral production industries in British Columbia to protect workers, the public and the environment.

The material legislation applicable to us is the Mineral Tenure Act, administered by the Mineral Titles Branch of the Ministry of Energy and Mines, and the Mines Act, as well as the Health, Safety and Reclamation Code and the Mineral Exploration Code.

The Mineral Tenure Act and its regulations govern the procedures involved in the location, recording and maintenance of mineral titles in British Columbia. The Mineral Tenure Act also governs the issuance of leases which are long term entitlements to minerals, designed as production tenures. The Mineral Tenure Act does not apply to minerals held by crown grant or by freehold tenure.

All mineral exploration activities carried out on a mineral claim or mining lease in British Columbia must be in compliance with the Mines Act. The Mines Act applies to all mines during exploration, development, construction, production, closure, reclamation and abandonment. It outlines the powers of the Chief Inspector of Mines, to inspect mines, the procedures for obtaining permits to commence work in, on or about a mine and other procedures to be observed at a mine. Additionally, the provisions of the Health, Safety and Reclamation Code for mines in British Columbia contain standards for employment, occupational health and safety, accident investigation, work place conditions, protective equipment, training programs, and site supervision. Also, the Mineral Exploration Code contains standards for exploration activities including construction and maintenance, site preparation, drilling, trenching and work in and about a water body.

Additional approvals and authorizations may be required from other government agencies, depending upon the nature and scope of the proposed exploration program. If the exploration activities require the falling of timber, then either a free use permit or a license to cut must be issued by the Ministry of Forests. Items such as waste approvals may be required from the Ministry of Environment, Lands and Parks if the proposed exploration activities are significantly large enough to warrant them. Waste approvals refer to the disposal of rock materials removed from the earth which must be reclaimed. An environmental impact statement may be required.

We have completed Phase I of the work program including a review of Phase I and recommendations from the geologist. The first phase consisted of consisted of rock sampling and an assessment of areas previously reported to have potential mineralization.

We have not budgeted for regulatory compliance costs in the proposed work program recommended by the geological report. British Columbia law requires that a holder of title to mineral claims must spend at least CDN$100 per mineral claim unit per year in order to keep the property in good standing, which we have done. We will also have to sustain the cost of reclamation and environmental remediation for all exploration work undertaken. Both reclamation and environmental remediation refer to putting disturbed ground back as close to its original state as possible. Other potential pollution or damage must be cleaned-up and renewed along standard guidelines outlined in the usual permits. Reclamation is the process of bringing the land back to its natural state after completion of exploration activities. Environmental remediation refers to the physical activity of taking steps to remediate, or remedy, any environmental damage caused. The amount of these costs is not known at this time as we do not know the extent of the exploration program that will be undertaken beyond completion of the recommended work program. Because there is presently no information on the size, tenor, or quality of any resource or reserve at this time, it is impossible to assess the impact of any capital expenditures on earnings, our competitive position or on us in the event a potentially economic deposit is discovered.

Prior to undertaking mineral exploration activities, we must make application under the British Columbia Mines Act for a permit, if we anticipate disturbing land. A permit is issued within 45 days of a complete and satisfactory application. We do not anticipate any difficulties in obtaining a permit, if needed. The initial exploration activities on the Peach Claim (grid establishment, geological mapping, soil sampling, geophysical surveys) do not involve ground disturbance and as a result do not require a work permit. Any follow-up trenching and/or drilling will require permits, applications for which will be submitted well in advance of the planned work.

If we enter the production phase, the cost of complying with permit and regulatory environment laws will be greater because the impact on the project area is greater. Permits and regulations will control all aspects of the production program if the project continues to that stage. Examples of regulatory requirements include:

        Water discharge will have to meet drinking water standards;
        Dust generation will have to be minimal or otherwise re-mediated;
        Dumping of material on the surface will have to be re-contoured and re-vegetated with natural vegetation;
        An assessment of all material to be left on the surface will need to be environmentally benign;
        Ground water will have to be monitored for any potential contaminants;
        The socio-economic impact of the project will have to be evaluated and if deemed negative, will have to be re-mediated; and
        There will have to be an impact report of the work on the local fauna and flora including a study of potentially endangered species.

Competition

We are a mineral resource exploration and development company. We compete with other mineral resource exploration and development companies for financing and for the acquisition of new mineral properties. Many of the mineral resource exploration and development companies with whom we compete have greater financial and technical resources than us. Accordingly, these competitors may be able to spend greater amounts on acquisitions of mineral properties of merit, on exploration of their mineral properties and on development of their mineral properties. In addition, they may be able to afford greater geological expertise in the targeting and exploration of mineral properties. This competition could result in competitors having mineral properties of greater quality and interest to prospective investors who may finance additional exploration and development. This competition could adversely impact on our ability to finance further exploration and to achieve the financing necessary for us to develop our mineral properties.

Employees

We have no employees as of the date of this registration statement other than our two officers. We conduct our business largely through agreements with consultants and arms-length third parties.

Research and Development Expenditures

We have not incurred any research or development expenditures since our incorporation.

Subsidiaries

We do not have any subsidiaries.

Patents and Trademarks

We do not own, either legally or beneficially, any patent or trademark.

RISK FACTORS

Because our executive officers do not have formal training specific to the technicalities of mineral exploration, there is a higher risk our business will fail

Mr. Gordon F. Burley and Mr. Ryan S. McCleery our executive officers and directors, do not have any formal training as geologists or in the technical aspects of management of a mineral exploration company. Our management lacks technical training and experience with exploring for, starting, and operating a mine. With no direct training or experience in these areas, our management may not be fully aware of the specific requirements related to working within this industry. Our management's decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use. Consequently, our operations, earnings, and ultimate financial success could suffer irreparable harm due to management's lack of experience in this industry.

We have yet to attain profitable operations and because we will need additional financing to fund our exploration activities.

We have incurred a net loss of $43,817 for the period from February 20, 2001 (inception) to October 31, 2003, and have no revenues to date. Our future is dependent upon our ability to obtain financing and upon future profitable operations from the development of our mineral claim. These factors raise substantial doubt that we will be able to continue as a going concern.

If we do not obtain additional financing, our business will fail

Our current operating funds are sufficient to complete the proposed exploration program; however, they will be insufficient to complete the full exploration of the mineral claim and begin mining efforts should the mineral claim prove commercially viable. Therefore, we will need to obtain additional financing in order to complete our full business plan. As of October 31, 2003, we had cash in the amount of $45,053. We currently do not have any operations and we have no income. Our plan of operations calls for significant expenses in connection with the exploration of our mineral claim. We have sufficient cash on hand to complete Phases II and III of our proposed exploration program. However, we may need additional financing to proceed past Phase III of our exploration program. We may also require additional financing if the costs of the exploration of our mineral claim are greater than anticipated. We may also require additional financing to sustain our business operations if we are not successful in earning revenues. We currently do not have any arrangements for financing and we may not be able to obtain financing when required. Obtaining additional financing would be subject to a number of factors, including the market prices for the mineral property and gold, silver and copper. These factors may make the timing, amount, terms or conditions of additional financing unavailable to us.

Since this is an exploration project, we face a high risk of business failure due to our inability to predict the success of our business

We have just begun the initial stages of exploration of our mineral claim, and thus have no way to evaluate the likelihood that we will be able to operate the business successfully. We were incorporated on February 20, 2001, and to date have been involved primarily in organizational activities, the acquisition of the mineral claim, obtaining a summary geological report and performing certain limited work on our mineral claim. We have not earned any revenues to date.

Because of the unique difficulties and uncertainties inherent in mineral exploration ventures, we face a high risk of business failure

You should be aware of the difficulties normally encountered by new mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that we plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to exploration, and additional costs and expenses that may exceed current estimates. The expenditures to be made by us in the exploration of the mineral claim may not result in the discovery of mineral deposits. Problems such as unusual or unexpected formations and other conditions are involved in mineral exploration and often result in unsuccessful exploration efforts. If the results of Phase II and Phase III exploration do not reveal viable commercial mineralization, we may decide to abandon our claim and acquire new claims for new exploration. The acquisition of additional claims will be dependent upon us possessing capital resources at the time in order to purchase such claims. If no funding is available, we may be forced to abandon our operations.

Because we anticipate our operating expenses will increase prior to our earning revenues, we may never achieve profitability

Prior to completion of our exploration stage, we anticipate that we will incur increased operating expenses without realizing any revenues. We therefore expect to incur significant losses into the foreseeable future. We recognize that if we are unable to generate significant revenues from the exploration of our mineral claim, we will not be able to earn profits or continue operations. There is no history upon which to base any assumption as to the likelihood that we will prove successful, and we can provide no assurance that we will generate any revenues or ever achieve profitability. If we are unsuccessful in addressing these risks, our business will most likely fail.

Because of the inherent dangers involved in mineral exploration, there is a risk that we may incur liability or damages as we conduct our business

The search for valuable minerals involves numerous hazards. As a result, we may become subject to liability for such hazards, including pollution, cave-ins and other hazards against which we cannot insure or against which we may elect not to insure. At the present time we have no coverage to insure against these hazards. The payment of such liabilities may have a material adverse effect on our financial position.

Because access to our mineral claim may be restricted by inclement weather, we may be delayed in our exploration

Access to the Peach Claim may be restricted through some of the year due to weather in the area. As a result, any attempt to test or explore the property is largely limited to the times when weather permits such activities. These limitations can result in significant delays in exploration efforts. Such delays can have a significant negative effect on our exploration efforts.

The property comprises one mineral claim with a total area of approximately 1,236 acres, located in Nicola, Simalkameen and Osoyoos Mining Divisions, approximately 40 kilometres west of Kelowna, British Columbia, Canada. This is an essentially undeveloped area in British Columbia. The area consists of many mountains and lakes with heavy forestation. An unpaved gravel road is the only access. Winters are often severe with rain, freezing rain, wind, and snow common between November and March, making the road often unsafe and impassable for travel.

As we undertake exploration of our mineral claim, we will be subject to compliance with government regulation that may increase the anticipated cost of our exploration program

There are several governmental regulations that materially restrict mineral exploration. We will be subject to the laws of the Province of British Columbia as we carry out our exploration program. We may be required to obtain work permits, post bonds and perform remediation work for any physical disturbance to the land in order to comply with these laws. While our planned exploration program budgets for regulatory compliance, there is a risk that new regulations could increase our costs of doing business and prevent us from carrying out our exploration program.

If a market for our common stock does not develop, shareholders may be unable to sell their shares.

There is currently no market for our common stock and we can provide no assurance that a market will develop. We intend to apply for trading of our common stock on the over-the-counter bulletin board. However, we can provide no assurance that our shares will be approved for trading on the bulletin board or, if traded, that a public market will materialize. If our common stock is not traded on the bulletin board or if a public market for our common stock does not develop, stockholders may not be able to re-sell the shares of our common stock that they have purchased and may lose all of their investment.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the Exchange Act and are required to file reports, proxy statements, and other information with the SEC regarding our business, financial condition, and other matters pursuant to and in accordance with the Exchange Act. You may read and copy the reports, proxy statements, and other information filed by us at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W. Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for additional information about the public reference facilities. The reports, proxy statements, and other information filed with the SEC are also available to the public over the internet at http://www.sec.gov, the internet website of the SEC. All inquiries regarding us should be addressed to our principal executive offices located at Suite 202, 810 Peace Portal Drive, Blaine, WA 98230.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

FORWARD LOOKING STATEMENTS

The information in this discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements involve risks and uncertainties, including statements regarding our company’s capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expect", "plan", "intend", "anticipate", "believe", "estimate", "predict", "potential" or "continue", the negative of such terms or other comparable terminology. Actual events or results may differ materially. In evaluating these statements, you should consider various factors, including the risks outlined from time to time, in other reports we file with the Securities and Exchange Commission (the “SEC”). These factors may cause our actual results to differ materially from any forward-looking statement. We disclaim any obligation to publicly update these statements, or disclose any difference between its actual results and those reflected in these statements. The information constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

PLAN OF OPERATIONS

Our plan of operations is to conduct mineral exploration activities on the Peach Claim in order to assess whether this claim possesses commercially exploitable mineral deposits. Our exploration program is designed to explore for commercially viable deposits of gold minerals. We have not, nor has any predecessor, identified any commercially exploitable reserves of these minerals on our mineral claim.

We engaged Mr. Reynolds, B.Sc. P.Eng., our geological consultant, to prepare a geological evaluation report on the Peach Claim. We received this report entitled "Geological Summary Report on the Peach Property" on September 25, 2001. This report summarized the results of the history of the exploration of the mineral claim, the regional and local geology of the mineral claim and the mineralization and the geological formations identified as a result of the prior exploration. The geological report also gave conclusions regarding potential mineralization of the mineral claim and recommended a four phase exploration program on the mineral claim.

We completed Phase I of our planned four phase exploration program on the Peach Claim property in June, 2002. The total cost for the first phase was approximately $5,000. Following the successful completion of Phase I, our geologist recommended that we complete a second phase consisting of geological prospecting, geological outcrop mapping, and detailed soil sampling in areas of interest. Phase II is expected to commence in mid 2004, at an approximate cost of $7,500.

Our plan of operations is to proceed with Phase II of the exploration of the Peach Claim in mid 2004. A decision on proceeding beyond the planned Phase II and Phase III will be made by assessing whether the results of Phase II and Phase III are sufficiently positive to enable us to obtain the financing we will need for us to continue through additional stages of the exploration program. This assessment will include an assessment of the market for financing of mineral exploration projects at the time of our assessment and an evaluation of our cash reserves after the completion of Phase II and Phase III. The decision whether or not to proceed will be based on the recommendations of our geological consultant. The decision of the consultant whether or not to recommend proceeding will be based on a myriad of factors, including his subjective judgment and will depend primarily on the results of the immediately preceding stage. It is impossible to quantify in advance what will be sufficiently positive.

We are currently proceeding with Phase II of our exploration program for the Peach Claim. We have sufficient cash on hand to pay the costs of Phase II and III of our proposed exploration program and to fund our operations for the next 12 months. However, we will require additional financing in order to proceed with any additional work beyond Phase III of our exploration program.

During this exploration stage, our president will only be devoting approximately six hours per week of his time to our business. We do not foresee this limited involvement as negatively impacting our company over the next twelve months as all exploratory work has been and will continue to be performed by outside consultants. Additionally, we will not have a need to hire any employees over the next twelve months; nor do we plan to make any purchases of equipment over the next twelve months due to reliance upon outside consultants to provide all tools needed for the exploratory work being conducted. Our total expenditures over the next twelve months are anticipated to be approximately $15,000. Our cash on hand as of October 31, 2003 is $45,053. We have sufficient cash on hand to pay the costs of Phase II and III of our proposed exploration program and to fund our operations for the next 12 months. However, we may require additional financing in order to proceed with any additional work beyond Phase III of our exploration program.

Liquidity and Financial Condition

We had cash on hand of $45,053 as of October 31, 2003, and working capital of $39,433 as of October 31, 2003 compared to working capital of $5,012 as of April 30, 2003. We anticipate that we will incur approximately $10,000 for operating expenses, including professional legal and accounting expenses associated with our reporting requirements under the Exchange Act through the end of our fiscal year.

Since our inception, we have used our common stock to raise money for the property acquisition, for corporate expenses and to repay outstanding indebtedness. We issued 4,000,000 shares of our common stock on March 9, 2001to a total of two purchasers at a price of $0.001 per share. The total amount we received from this offering was $4,000. These shares were issued pursuant to Section 4(2) of the Securities Act and are restricted shares as defined in the Securities Act.

We completed an offering of 2,500,000 shares of our common stock at a price of $0.01 per share to a total of 11 purchasers on August 15, 2001. The total amount we received from this offering was $25,000. We completed the offering pursuant to Regulation S of the Securities Act.

We completed an offering of 142,500 shares of our common stock at a price of $0.10 per share to a total of 80 purchasers on September 30, 2002. The total amount we received from this offering was $14,250. We completed the offering pursuant to Regulation S of the Securities Act.

We issued 125,000 shares of our common stock on November 6, 2003 to a purchaser at a price of $0.10 per share. The total amount we received from this offering was $12,500. These shares were issued pursuant to Section 4(2) of the Securities Act and are restricted shares as defined in the Securities Act.

We completed an offering of 275,000 shares of our common stock at a price of $0.10 per share to a total of three purchasers on November 6, 2003. The total amount we received from this offering was $27,500. We completed the offering pursuant to Regulation S of the Securities Act.

We have not attained profitable operations and are dependent upon obtaining financing to pursue any extensive exploration activities. For these reasons our auditors stated in their report that they have substantial doubt we will be able to continue as a going concern.

RESULTS OF OPERATIONS

Revenues

We have not earned any revenues to date. We do not anticipate earning revenues until such time as we enter into commercial production of our mineral properties. We are presently in the exploration stage of our business and we can provide no assurance that we will discover commercially exploitable levels of mineral resources on our properties, or if such deposits are discovered, that we will enter into further substantial exploration programs.

Operating Expenses

Our operating expenses were $17,632 for the year ended April 30, 2003 compared to operating expenses of $19,196 for the year ended April 30, 2002. Operating expenses for the years ended April 30, 2003 and 2002 included the following expenses:

Operating Expenses	Year Ended April 30, 2003	Year Ended April 30, 2002
Professional fees	$5,066	$ 3,581
Office and sundry	$3,616	$ 649
Office facilities and services	$8,950	$ 4,700
Mineral property acquisition and exploration costs	$ 0	$10,266

We incurred expenses in the amount of $3,238 for the three month period ended October 31, 2003 and $5,579 for the six months ended October 31, 2003. These expenses in the second quarter ended October 31, 2003 included the following: (a) office related fees in the amount of $2,250 and rent in the amount of $368; and (b) professional fees in the amount of $620 in connection with our corporate organization and ongoing reporting obligations under the Exchange Act.

We anticipate our operating expenses will increase as we undertake our plan of operations. The increase will be attributable to our completion of Phase II of our geological exploration program and the professional fees to be incurred in connection with the filing of this registration statement with the SEC.

Net Loss

We recorded a net loss of $17,632 for the year ended April 30, 2003, compared to a net loss of $19,196 for the comparative period in 2002.

For the three month period ended October 31, 2003, we incurred a loss in the amount of $3,238 and $5,579 for the six month period ended October 31, 2003. We incurred a loss in the amount of $43,817 for the period from inception to October 31, 2003. Our loss during these periods was attributable entirely to operating expenses.

OFF-BALANCE SHEET ARRANGEMENTS

We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our stockholders.

Glossary of Technical Terms

The following defined technical terms are used in our registration statement on Form 10-SB:

andesite	Volcanic rock (or lava) characteristically medium dark in color and containing 54 to 62 percent silica and moderate amounts of iron and magnesium.
assay	A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.
batholith	A large mass of igneous rock extending to great depth with its upper portion dome-like in shape. It has crystallized below surface, but may be exposed as a result of erosion of the overlying rock. Smaller masses of igneous rocks are known as bosses or plugs.
Canadian Cordillera	The name used to describe the mountains of western Canada, which includes not only the mountainous and plateau regions, but also the submerged regions on the continental shelf and slope.
chert	A sedimetary form of amorphous or extremely fine-grained silic, partially hydrous, found in concretions and beds.
feldspar	A group of rock-forming minerals.
igneous	A type of rock which has been formed by the consolidation of magma, a molten substance from the earth’s core.
massive	Solid (without fractures) wide (thick) rock unit.
meta-volcanic	Metamorphosed volcanic rocks.
mineralization	The concentration of metals and their chemical compounds within a body of rock.
ore	A mixture of minerals and gangue from which at least one metal can be extracted at a profit.
Molybdenum	A refractory metallic element used principally as an alloying agent in steel, cast iron, and superalloys to enhance hardenability, strength, toughness, and wear and corrosion resistance.
pluton	Body of rock exposed after solidification at great depth.
pyroclastic	Pertaining to fragmented (clastic) rock material formed by a volcanic explosion or ejection from a volcanic vent.
quartz	A mineral whose composition is silicon dioxide. A crystalline form of silica.
reserve	For the purposes of this registration statement: that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves consist of:

(1) Proven (Measured) Reserves. Reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

(2) Probable (Indicated) Reserves. Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.
sedimentary rock	A rock formed by the accumulation and cementation of mineral grains transported by wind, water, or ice to the site of deposition or chemically precipitated at the depositional site.
tuffs	Rock formed from pyroclastic material.
vein	An occurrence of ore with an irregular development in length, width and depth usually from an intrusion of igneous rock.
volcanics	Volcanically formed rocks.

ITEM 3. DESCRIPTION OF PROPERTY.

We own a 100% interest in the Peach Claim. We do not own any property other than the Peach Claim. We rent office space at Suite 202, 810 Peace Portal Drive, Blaine, WA 98230, consisting of approximately 1124 square feet, at a cost of $250 per month. This rental is on a month-to-month basis without a formal contract. We pay a fee of $500 per month for office related services provided in connection with our office rental.

Exploration History of the Peach Claim

The Peach Claim property is located 4 kilometers southwest of the formerly producing Brenda copper-molybdenum mine. The area of the Peach Claim property has been extensively explored for copper and molybdenum deposits during the late 1960’s and early 1970’s during the exploration and development of the Brenda deposit. The Brenda mine milled 177 million tonnes of ore grading 0.169% copper and 0.043% molybdenum during the period 1970 to 1990.

Soil geochemistry, induced polarization (“IP”) surveys and airborne magnetometer surveys were conducted between 1966 and 1969. Prospecting and reconnaissance sampling was carried out by Fairfield Minerals Ltd., from 1986 to 1990, and revealed gold mineralization. From 1990 to 1995, Fairfield conducted soil geochemistry, stream sediment sampling, prospecting and geological mapping in the area of the Peach Claim property. Numerous elevated gold values were returned.

During 1990 and 1991, prospecting and reconnaissance rock sampling revealed numerous gold/silver bearing quartz vein and stringer occurrences on the Crest 10 and Pen 13 claims which are now partially covered by the Peach claim. Samples of vein float material reportedly returned assays up to 291.4 grams per tonne (8.5 oz/ton) gold and 1,224.0 grams per tonne (35.7 oz/ton) silver.

Trenching during 1994 at one of the showings near Brenda Lake, to the north of the current Peach Claim, uncovered gold-quartz veins from which a 65 centimetre continuous chip sample assayed 48.0 grams per tonne (1.4 oz/ton) gold. Five short holes totalling 124 metres were diamond drilled at this showing in 1995 but no significant gold mineralization was encountered.

Geology of Peach Mineral Claim

Much of the Peach Claim property is covered by glacial drift. Outcrops are essentially restricted to old trenches, roadcuts, ridge tops and stream gullies.

The property is underlain by volcanic and sedimentary rocks of the Nicola Group. Prior mapping data indicate a north-northeast striking, west-northwest dipping succession of andesitic flows and tuffs of the Peachland Creek formation and argillites and limy argillites of the Stemwinder Formation.

In the northern third of the property a number of quartz veins have been found cutting argillite and siliceous volcanic rocks. The quartz is glassy, grey to white locally with sparse disseminated pyrite and minor black grains, possibly tetrahedrite. Grab samples by previous operators have returned gold values up to 4,280 parts per billion.

The Peach Claim property lies within the Intermontane Belt of the Canadian Cordillera. The area is mainly underlain by westerly younging, Upper Triassic sedimentary and volcaniclastic rocks of the Nicola Group. These are intruded by plutonic rocks of the Early Jurassic Pennask batholith.

The oldest rocks in the area, informally called the Peachland Creek formation, are divided into an older, predominately mafic tuffaceous and volcanic unit to the east and a more felsic suite of dacitic ash tuffs, flows and subvolcanic intrusions to the west.

The Peachland Creek formation is overlain to the west by the predominately sedimentary Stemwinder Mountain formation. In the area of the Peach claims this formation is divisible into three main units. At the base is a locally developed, thin horizon of polymictic conglomerate containing angular clasts of limestone, marble, siltstone, argillite, chert and and andesitic volcanic rocks set within a tuffaceous matrix. This is overlain by a thicker sequence of black, limy argillites and siltstones interbedded with thin layers of black, gritty limestone and locally conglomerates. The top of the Stemwinder Mountain formation is characterised by a thick, monotonous sequence of black argillite with lesser amounts of siltsone, tuffaceous siltsone and tuff.

The youngest rocks in the Nicola Group are the Whistle Creek formation which consist primarily of bedded to massive, amphibole and pyroxene bearing ash and lapilli tuffs of andesitic composition as well as some tuffaceous siltstone and argillite.

The Nicola Group rocks are intruded by small bodies of unknown age ranging in composition from diorite through quartz diorite to granodiorite. The Pennask batholith is believed to be Early Jurassic in age, is massive to weakly foliated and ranges in composition from quartz diorite to granodiorite.

To the west of the property area, the Hidden Lake stock is comprised of a massive hornblende-bearing granodiorite.

To the north of the property area, the Princeton Group comprises maroon coloured volcanic flows with rare interbedded arkosic sandstone which are overlain by flat-lying to gently dipping, bedded, grey dust tuffs.

Physiography, Climate and Infrastructure

The Peach Claim property is situated on the edge of the Okanagan Plateau of south central British Columbia. The typical topography here is gently rolling, with rounded ridge tops and deeply incised dendritic stream valleys. Locally steep mountain slopes dominate. The claims lie at elevations ranging from 1,524 metres (5,000 feet) above sea level in the southeast corner, to a high of 1,768 metres (5,800 feet) in the southwest and northeast. The forest vegetation on the property consists of mainly fir, pine, spruce and aspen, some of which has been harvested by logging.

The climate is characterised by relatively low precipitation with temperatures ranging from minus 20° Celsius in the winter to over 30° Celsius in the summer. The summer months are generally dry, while a snow pack of up to two metres (6.5 feet) may accumulate during the winter. The property is easily accessible from late May to late November, although some work such as geophysical surveys and drilling could take place year round.

The Peach Claim property is accessed by good gravel logging roads. The city of Kelowna lies 40 kilometres to the east-northeast. It is the major service centre for the Okanagan Valley region. Provincial highways, rail freight lines, and an airport serve the city. Sufficient equipment, service suppliers and exploration personnel can be obtained in Kelowna.

Power is readily available from nearby transmission lines running to the formerly producing Brenda mine. Water in sufficient quantities for drilling is available from nearby streams and lakes.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICAL OWNERS AND MANAGEMENT.

The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of January 29, 2004 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our directors, (iii) each of our named executive officers; and (iv) officers and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

	Name and address	Amount and Nature of	Percentage of
Title of class	of beneficial owner	Beneficial Ownership	Common Stock(1)

DIRECTORS AND EXECUTIVE OFFICERS

Common Stock	Gordon F. Burley	3,000,000 shares	42.6%
	Director, Secretary and	Direct
Treasurer
#603 – 3600 Windcrest Drive
North Vancouver, B.C.
V6G 2S5

Common Stock	Ryan S. McCleery	1,000,000 shares	14.1%
	Director	Direct
	2033 Comox Street
	Vancouver, B.C.
	V6G 1S1

Common Stock	All Officers and Directors	4,000,000 shares	56.7%
	as a Group (3 persons)

(1)
Based on 7,042,500 shares of our common stock issued and outstanding as of January 29, 2004. Under Rule 13d-3, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on January 29, 2004.

CHANGE IN CONTROL

We are not aware of any arrangement that might result in a change in control in the future.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The following information sets forth the names of our officers and directors, their present positions with us, and their biographical information.

Name	Age	Office(s) Held

Gordon F. Burley	64	Director, President

Ryan S. McCleery	28	Director, Secretary and Treasurer

Set forth below is a brief description of the background and business experience of each of our executive officers and directors for the past five years.

Mr. Gordon Frederick Burley is our president and a director. Mr. Burley was appointed as a director of our company on February 20, 2001 and has served as president of our company since February 28, 2003. Mr. Burley has served as purchasing agent and estimator for LNS Services Ltd., a design-build contractor, since 1996. From 1968 to 1996, Mr. Burley was a self-employed contractor specializing in hospital and commercial laundry and dry-cleaning installations.

Mr. Burley provides his services on a part-time basis as required for the business of our company. Mr. Burley presently commits approximately 5% of his business time to the business of our company.

Mr. Ryan S. McCleery is our secretary, treasurer and a director. Mr. McCleery was appointed a director of our company on June 30, 2002 and has served as secretary and treasurer of our company since February 28, 2003. Mr. McCleery currently is an account executive for Brookdale (a Du Pont Canada Company), which manufactures fire-safety products. Prior to working at Brookdale, Mr. McCleery was engaged in the brokerage industry, most recently as a sales assistant with Canaccord Capital from December 1999 through May 2001. He has also served as a director of International All North Resource Corp. from June 1995 to February 1996.

Terms of Office

Our directors are appointed for one year terms to hold office until the next annual general meeting of the holders of the our common stock, as provided by Article 330 of Chapter 78 “Private Corporations” of the Nevada Revised Statutes, or until removed from office in accordance with our by-laws. Our officers are appointed by our board of directors and hold office until removed by our board.

We presently do not pay to our directors or officers any salary or consulting fee. We do not pay to our directors any compensation for each director serving as a director on our board of directors We anticipate that compensation may be paid to officers in the event that we determines to proceed with additional exploration programs beyond the second phase of our exploration program.

Significant Employees

We have no significant employees other than our officers and directors. We conduct our business through agreements with consultants and arms-length third parties.

Committees of the Board Of Directors

We presently do not have an audit committee, compensation committee, nominating committee, an executive committee of our board of directors, stock plan committee or any other committees. However, our board of directors is considering establish various committees during the current fiscal year.

Audit Committee Financial Expert

We have no financial expert. We believe the cost related to retaining a financial expert at this time is prohibitive. Further, because of our start-up operations, we believe the services of a financial expert are not warranted.

ITEM 6. EXECUTIVE COMPENSATION.

We have not had a bonus, profit sharing, or deferred compensation plan for the benefit of our employees, officers or directors since our inception. We have not paid any other salaries or other compensation to our officers, directors or employees since our inception.

Stock Option Grants

We did not grant any stock options to the executive officers or directors during our most recently completed fiscal year ending April 30, 2003. We have also not granted any stock options to the executive officers since our inception.

Exercises of Stock Options and Year-end Option Values

No stock options were exercised by our officers, directors or employees during the financial year ended April 30, 2003. No stock options have been exercised since April 30, 2003.

COMPENSATION ARRANGEMENTS

We do not pay to our directors or officers any salary or consulting fee. We anticipate that compensation may be paid to officers in the event that we decide to proceed with additional exploration programs beyond the second stage program. We do not pay to our directors any compensation for each director serving as a director on our board of directors.

We conduct our business through agreements with consultants and arms-length third parties. Currently, we have no formal agreements. Our verbal agreement with our geologist includes his reviewing all of the results from the exploratory work performed upon the site and making recommendations based on those results in exchange for payments equal to the usual and customary rates received by geologists performing similar consulting services. Additionally, we have a verbal agreement with our outside auditors to perform requested accounting functions at their normal and customary rates.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Except as described below, none of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us, other than noted in this section:

•	Any of our directors or officers;
•	Any person proposed as a nominee for election as a director;
•	Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock;
•	Any of our promoters; and
•	Any relative or spouse of any of the foregoing persons who has the same house as such person.

We issued 4,000,000 shares of our common stock on March 9, 2001 at a price of $0.001 per share to our former president and to our current president, Gordon F. Burley. Each acquired 2,000,000 shares of our common stock and paid a total purchase price of $2,000 for these shares. These shares were issued pursuant to Section 4(2) of the Securities Act and are restricted shares as defined in the Act. This issuance was made to our former president, and Mr. Burley our president, each of which are sophisticated individuals and by way of their positions are in a position of access to relevant and material information regarding our operations.

ITEM 8. DESCRIPTION OF SECURITIES.

The securities being offered are the shares of our common stock, par value $0.001 per share. Under our Articles of Incorporation, the total number of shares of all classes of stock that we have authority to issue is 100,000,000 shares of common stock, par value $0.001 per share (the “Common Stock”). As of January 29, 2004, a total of 7,042,500 shares of our Common Stock are issued and outstanding. All issued and outstanding shares of our Common Stock are fully paid and non assessable.

Common Stock

Holders of Common Stock have the right to cast one vote for each share held of record on all matters submitted to a vote of holders of Common Stock, including the election of directors. Holders of Common Stock do not have cumulative voting rights in the election of directors. Holders of a majority of the voting power of the capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders, and the vote by the holders of a majority of such outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or amendment of our Articles of Incorporation.

Holders of Common Stock are entitled to receive dividends pro rata based on the number of shares held, when, as and if declared by the Board of Directors, from funds legally available therefor. In the event of the liquidation, dissolution or winding up of the affairs of our company, all our assets and funds remaining after the payment of all debts and other liabilities are to be distributed, pro rata, among the holders of the Common Stock. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

There is no present public market for our Common Stock. We anticipate applying to have the Common Stock traded on the over-the-counter bulletin board (the “OTC BB”) upon effectiveness of this registration statement. There is no assurance that a public market will materialize.

As of the date of this registration statement, we have ninety seven (97) registered shareholders. The issued and outstanding shares of our Common Stock consists of 7,042,500 shares. Of these issued and outstanding shares, 4,000,000 shares of the Common Stock beneficially owned by our directors are “restricted shares”, as defined pursuant to the Securities Act. None of the “restricted shares” may be sold pursuant to Rule 144 of the 1933 Act as of the date of this registration statement.

None of the holders of our Common Stock have any right to require us to register any of our shares of Common Stock pursuant to the Securities Act.

We have not declared any dividends on our Common Stock since our inception in February, 2001. There are no dividend restrictions that limit our ability to pay dividends on our Common Stock in our Articles of Incorporation or bylaws. Our governing statute, Chapter 78 - “Private Corporations” of the Nevada Revised Statutes (the “NRS”), does provide limitations on our ability to declare dividends. Section 78.288 of Chapter 78 of the NRS prohibits us from declaring dividends where, after giving effect to the distribution of the dividend:

(a)	we would not be able to pay our debts as they become due in the usual course of business; or

(b)
our total assets would be less than the sum of our total liabilities plus the amount that would be needed, if we were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of stockholders who may have preferential rights and whose preferential rights are superior to those receiving the distribution. (except as otherwise specifically allowed by the articles of incorporation)

ITEM 2. LEGAL PROCEEDINGS.

We are not currently a party to any legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

Since the date of our incorporation, we have completed the sales of the following securities that were not registered pursuant to the Securities Act:

We issued 4,000,000 shares of our common stock on March 9, 2001 to a total of two purchasers at a price of $0.001 per share. The total amount we received from this offering was $4,000. These shares were issued pursuant to Section 4(2) of the Securities Act and are restricted shares as defined in the Act. These issuances were made to our former president and Mr. Burley our president, each of which are sophisticated individuals and by way of their positions are in a position of access to relevant and material information regarding our operations.

We completed an offering of 2,500,000 shares of our common stock at a price of $0.01 per share to a total of 11 purchasers on August 15, 2001. The total amount we received from this offering was $25,000. We completed the offering pursuant to Regulation S of the Securities Act. Each purchaser represented to us that they were a non-US person as defined in Regulation S. We did not engage in a distribution of this offering in the United States. Each purchaser represented their intention to acquire the securities for investment only and not with a view toward distribution. Appropriate legends were affixed to the stock certificate issued to each purchaser in accordance with Regulation S. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved. No registration rights were granted to any of the purchasers.

We completed an offering of 142,500 shares of our common stock at a price of $0.10 per share to a total of 80 purchasers on September 30, 2002. The total amount we received from this offering was $14,250. We completed the offering pursuant to Regulation S of the Securities Act. Each purchaser represented to us that they were a non-US person as defined in Regulation S. We did not engage in a distribution of this offering in the United States. Each purchaser represented their intention to acquire the securities for investment only and not with a view toward distribution. Appropriate legends were affixed to the stock certificate issued to the purchasers in accordance with Regulation S. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved. No registration rights were granted to the purchasers.

We issued 125,000 shares of our common stock on November 6, 2003 to a purchaser at a price of $0.10 per share. The total amount we received from this offering was $12,500. These shares were issued pursuant to Section 4(2) of the Securities Act and are restricted shares as defined in the Securities Act. This issuance was made to a sophisticated individual who was in a position of access to relevant and material information regarding our operations.

We completed an offering of 275,000 shares of our common stock at a price of $0.10 per share to a total of three purchasers on November 6, 2003. The total amount we received from this offering was $27,500. We completed the offering pursuant to Regulation S of the Securities Act. Each purchaser represented to us that they were a non-US person as defined in Regulation S. We did not engage in a distribution of this offering in the United States. Each purchaser represented their intention to acquire the securities for investment only and not with a view toward distribution. Appropriate legends were affixed to the stock certificate issued to the purchasers in accordance with Regulation S. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved. No registration rights were granted to the purchasers.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our officers and directors are indemnified as provided under the NRS and the bylaws of our company. Under the NRS, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's articles of incorporation (which is not the case with our Articles of Incorporation).

Excepted from that immunity are: (i) a willful failure to deal fairly with the company or its shareholders in connection with a matter in which the director has a material conflict of interest; (ii) a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful); (iii) a transaction from which the director derived an improper personal profit; and (iv) willful misconduct.

Our bylaws provide that we will indemnify its directors and officers to the fullest extent not prohibited by the Nevada General Company Law; provided, however, that we may modify the extent of such indemnification by individual contracts with its directors and officers; and, provided, further, that we shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by our Board of Directors, (iii) such indemnification is provided by us, in our sole discretion, pursuant to the powers vested in us under the Nevada General Company Law or (iv) such indemnification is required to be made pursuant to the bylaws.

Our bylaws provide that we will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of our company, or is or was serving at our request as a director or executive officer of another company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under our by-laws or otherwise.

Our bylaws provide that no advance shall be made by us to an officer of our company (except by reason of the fact that such officer is or was our director in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to our best interests.

PART F/S

FINANCIAL STATEMENTS

Our audited and interim financial statements, as described below, are attached hereto.

1.	Audited financial statements for the period ending April 30, 2003, including:

	(a)	Balance Sheet;

	(b)	Statement of Loss and Deficit;

	(c)	Statement of Stockholders’ Equity;

	(d)	Statement of Cash Flows; and

	(e)	Notes to Financial Statements.

2.	Unaudited interim financial statements for the three months ending October 31, 2003, including:

	(a)	Balance Sheet;

	(b)	Statement of Loss and Deficit;

	(c)	Statement of Stockholders’ Equity;

	(d)	Statement of Cash Flows; and

	(e)	Notes to Financial Statements.

PART III

ITEM 1. INDEX TO EXHIBITS.

Exhibit Number	Description of Exhibit

3.1	Articles of Incorporation

3.2	Bylaws

10.1	Mineral Claim Purchase Agreement dated August 15, 2001 between Terrace Ventures Inc. and Don Archibald

ITEM 2. DESCRIPTION OF EXHIBITS.

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2004

TERRACE VENTURES INC.

By:	/s/ Gordon F. Burley
GORDON F. BURLEY
President

TERRACE VENTURES INC.
(An Exploration Stage Company)

FINANCIAL STATEMENTS

APRIL 30, 2003 AND 2002
(Stated in U.S. Dollars)

INDEPENDENT AUDITORS' REPORT

To the Directors
Terrace Ventures Inc.
(An exploration stage company)

We have audited the balance sheets of Terrace Ventures Inc. (an exploration stage company) as at April 30, 2003 and 2002, and the statements of loss and deficit accumulated during the exploration stage, cash flows, and stockholders’ equity for the years ended April 30, 2003 and 2002, and for the period from inception, February 20, 2001, to April 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2003 and 2002, and the results of its operations and cash flows for the years ended April 30, 2003 and 2002, and for the period from inception, February 20, 2001, to April 30, 2003, in accordance with United States generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company incurred a net loss of $33,238 since inception, has not attained profitable operations and is dependent upon obtaining adequate financing to fulfil its exploration activities. These factors raise substantial doubt that the Company will be able to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, B.C.	“Morgan & Company”

November 27, 2003	Chartered Accountants

Tel: (604) 687-5841	P.O. Box 10007 Pacific Centre
fax: (604) 687-0075	Sute 1488 - 700 West Georgia Street
www.morgan-cas.com	Vancouver, B.C. V7Y 1A1

TERRACE VENTURES INC.
(An Exploration Stage Company)

BALANCE SHEETS
(Stated in U.S. Dollars)

	APRIL 30
	2003	2002

ASSETS

Current
Cash	$10,112	$13,394

LIABILITIES

Current
Accounts payable	$5,100	$5,000

SHAREHOLDERS’ EQUITY

Share Capital
Authorized:
100,000,000 Common shares, par value $0.001 per share
10,000,000 Preferred shares, par value $0.001 per share

Issued and outstanding:
6,642,500 Common shares at April 30, 2003 and
6,500,000 Common shares at April 30, 2002	664	650

Additional paid-in capital	42,586	28,350

Deficit Accumulated During The Exploration Stage	(38,238)	(20,606)
	5,012	8,394

	$10,112	$13,394

TERRACE VENTURES INC.
(An Exploration Stage Company)

STATEMENTS OF LOSS AND DEFICIT
(Stated in U.S. Dollars)

			PERIOD FROM
			INCEPTION
			FEBRUARY 20
	YEARS ENDED		2001 TO
	APRIL 30		APRIL 30
	2003	2002	2003

Expenses
Professional fees	$5,066	$3,581	$9,981
Office and sundry	3,616	649	4,341
Office facilities and services	8,950	4,700	13,650
Mineral property acquisition and exploration
costs	-	10,266	10,266

Net Loss For The Year	17,632	19,196	$38,238

Deficit Accumulated During The Exploration
Stage, Beginning Of Year	20,606	1,410

Deficit Accumulated During The
Exploration Stage, End Of Year	$38,238	$20,606

Basic And Diluted Loss Per Share	$0.01	$0.01

Weighted Average Number Of Shares
Outstanding	6,571,250	6,500,000

TERRACE VENTURES INC.
(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)

			PERIOD FROM
			INCEPTION
			FEBRUARY 20
	YEARS ENDED		2001 TO
	APRIL 30		APRIL 30
	2003	2002	2003

Cash Flows From Operating Activity
Net loss for the year	$(17,632)	$(19,196)	$(38,238)

Adjustment To Reconcile Net Income To Net
Cash Used By Operating Activities
Accounts payable	100	5,000	5,100
	(17,532)	(14,196)	(33,138)

Cash Flows From Financing Activity
Share capital issued	14,250	-	43,250

Increase (Decrease) In Cash	(3,282)	(14,196)	10,112

Cash, Beginning Of Year	13,394	27,590	-

Cash, End Of Year	$10,112	$13,394	$10,112

TERRACE VENTURES INC.
(An Exploration Stage Company)

STATEMENT OF STOCKHOLDERS’ EQUITY

APRIL 30, 2003

(Stated in U.S. Dollars)

				DEFICIT
	COMMON STOCK			ACCUMULATED
			ADDITIONAL	DURING THE
			PAID-IN	EXPLORATION
	SHARES	AMOUNT	CAPITAL	STAGE	TOTAL

Shares issued for cash at
$0.001	4,000,000	$400	$3,600	$-	$4,000
Shares issued for cash at
$0.01	2,500,000	250	24,750	-	25,000
Net loss for the year	-	-	-	(1,410)	(1,410)

Balance, April 30, 2001	6,500,000	650	28,350	(1,410)	27,590
Net loss for the year	-	-	-	(19,196)	(19,196)

Balance, April 30, 2002	6,500,000	650	28,350	(20,606)	8,394
Shares issued for cash at
$0.10	142,500	14	14,236	-	14,250
Net loss for the year	-	-	-	(17,632)	(17,632)

Balance, April 30, 2003	6,642,500	$664	$42,586	$(38,238)	$5,012

TERRACE VENTURES INC.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

APRIL 30, 2003 AND 2002
(Stated in U.S. Dollars)

1.	NATURE OF OPERATIONS

	a)	Organization The Company was incorporated in the State of Nevada, U.S.A., on February 20, 2001.

b)

Exploration Stage Activities

The Company has been in the exploration stage since its formation and has not yet realized any revenues from its planned operations. It is primarily engaged in the acquisition and exploration of mining properties. Upon location of a commercial minable reserve, the Company expects to actively prepare the site for its extraction and enter a development stage.

c)

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.

As shown in the accompanying financial statements, the Company has incurred a net loss of $38,238 for the period from inception, February 20, 2001, to April 30, 2003, and has no sales. The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the development of a mineral property. Management has plans to seek additional capital through a private placement and public offering of its common stock. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

2.

SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

TERRACE VENTURES INC.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

APRIL 30, 2003 AND 2002
(Stated in U.S. Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a)

Mineral Property Acquisition and Exploration Costs

The Company expenses all costs related to the acquisition and exploration of mineral properties in which it has secured exploration rights prior to establishment of proven and probable reserves. To date, the Company has not established the commercial feasibility of any exploration prospects, therefore, all costs are being expensed.

b)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimates.

	c)	Foreign Currency Translation The Company’s functional currency is the U.S. dollar. Transactions in foreign currency are translated into U.S. dollars as follows:

		i)	monetary items at the rate prevailing at the balance sheet date;
		ii)	non-monetary items at the historical exchange rate;
		iii)	revenue and expense at the average rate in effect during the applicable accounting period.

d)

Income Taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 –“Accounting for Income taxes” (SFAS 109). This standard requires the use of an asset and liability approach for financial accounting, and reporting on income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

TERRACE VENTURES INC.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

APRIL 30, 2003 AND 2002
(Stated in U.S. Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

e)

Basic and Diluted Loss Per Share

In accordance with SFAS No. 128 – “Earnings Per Share”, the basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. At April 30, 2003, the Company has no stock equivalents that were anti-dilutive and excluded in the earnings per share computation.

3.

MINERAL PROPERTY ACQUISITION

The Company has acquired a 100% interest in a mining claim located in British Columbia, Canada, for cash consideration of $5,000. Since the Company has not established the commercial feasibility of the mineral claim, the acquisition cost has been expensed.

4.	RELATED PARTY TRANSACTIONS During the year ended April 30, 2003, the Company incurred $8,950 (2002 - $4,700) for office facilities and services to a company related by common directors.

5.	SUBSEQUENT EVENT Subsequent to April 30, 2003, the Company issued 400,000 common shares for cash consideration of $40,000.

TERRACE VENTURES INC.
(An Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

OCTOBER 31, 2003
(Unaudited)
(Stated in U.S. Dollars)

TERRACE VENTURES INC.
(An Exploration Stage Company)

INTERIM BALANCE SHEET
(Unaudited)
(Stated in U.S. Dollars)

	OCTOBER 31	APRIL 30
	2003	2003

ASSETS

Current
Cash	$45,053	$10,112

LIABILITIES

Current
Accounts payable	$5,620	$5,100

SHAREHOLDERS’ EQUITY

Share Capital
Authorized:
100,000,000 Common shares, par value $0.001 per share
10,000,000 Preferred shares, par value $0.001 per share

Issued and outstanding:
6,642,500 Common shares at October 31, 2003 and April
30, 2003	664	664

Additional paid-in capital	42,586	42,586

Share Subscriptions Received
400,000 common shares at October 31, 2003 and
0 at April 30, 2003	40,000	-

Deficit Accumulated During The Exploration Stage	(43,817)	(38,238)
	39,433	5,012

	$45,053	$10,112

Approved by the Directors:

TERRACE VENTURES INC.
(An Exploration Stage Company)

INTERIM STATEMENT OF LOSS AND DEFICIT
(Unaudited)
(Stated in U.S. Dollars)

					PERIOD FROM
					INCEPTION
					FEBRUARY 20
	THREE MONTHS ENDED		SIX MONTHS ENDED		2001 TO
	OCTOBER 31		OCTOBER 31		OCTOBER 31
	2003	2002	2003	2002	2003

Expenses
Professional fees	$620	$1,652	$520	$1,859	$10,501
Office and sundry	368	1,848	559	1,848	4,900
Office facilities and
services	2,250	2,250	4,500	4,450	18,150
Mineral property
acquisition and
exploration
expenditures	-	-	-	-	10,266

Net Loss For The
Period	3,238	5,750	5,579	8,157	$43,817

Deficit Accumulated
During The
Exploration Stage,
Beginning Of Period	40,579	18,013	38,238	15,606

Deficit Accumulated
During The
Exploration Stage,
End Of Period	$43,817	$23,763	$43,817	$23,763

Net Loss Per Share	$0.01	$0.01	$0.01	$0.01

Weighted Average
Number Of Shares
Outstanding	6,642,500	6,500,000	6,642,500	6,500,000

TERRACE VENTURES INC.
(An Exploration Stage Company)

INTERIM STATEMENT OF CASH FLOWS
(Unaudited)
(Stated in U.S. Dollars)

					PERIOD FROM
					INCEPTION
					FEBRUARY 20
	THREE MONTHS ENDED		SIX MONTHS ENDED		2001 TO
	OCTOBER 31		OCTOBER 31		OCTOBER 31
	2003	2002	2003	2002	2003

Cash Flows From Operating
Activities
Net loss for the period	$(3,238)	$(5,750)	$(5,579)	$(8,157)	$(43,817)

Adjustment To Reconcile Net
Income To Net Cash Used By
Operating Activities
Accounts payable	620	-	520	-	5,620
	(2,618)	(5,750)	(5,059)	(8,157)	(38,197)

Cash Flows From Financing
Activities
Share subscriptions received	40,000	13,500	40,000	13,500	40,000
Share capital issued	-	-	-	-	43,250
	40,000	13,500	40,000	13,500	83,250

Increase In Cash	37,382	7,750	34,941	5,343	45,053

Cash, Beginning Of Period	7,671	10,987	10,112	13,394	-

Cash, End Of Period	$45,053	$18,737	$45,053	$18,737	$45,053

TERRACE VENTURES INC.
(An Exploration Stage Company)

INTERIM STATEMENT OF STOCKHOLDERS’ EQUITY

OCTOBER 31, 2003
(Unaudited)
(Stated in U.S. Dollars)

					DEFICIT
	COMMON STOCK				ACCUMULATED
			ADDITIONAL	SHARE	DURING THE
			PAID-IN	SUBSCRIPTIONS	EXPLORATION
	SHARES	AMOUNT	CAPITAL	RECEIVED	STAGE	TOTAL

Shares issued for cash
at $ 0.001	4,000,000	$400	$3,600	$-	$-	$4,000
Shares issued for cash
at $ 0.01	2,500,000	250	24,750	-	-	25,000
Net loss for the year	-	-	-	-	(1,410)	(1,410)

Balance, April 30, 2001	6,500,000	650	28,350	-	(1,410)	27,590
Net loss for the year	-	-	-	-	(19,196)	(19,196)

Balance, April 30, 2002	6,500,000	650	28,350	-	(20,606)	8,394
Shares issued for cash				-
at $ 0.10	142,500	14	14,236		-	14,250
Net loss for the year	-	-	-	-	(17,632)	(17,632)

Balance, April 30, 2003	6,642,500	664	42,586	-	(38,238)	5,012
Share subscriptions
received	-	-	-	40,000	-	40,000
Net loss for the period	-	-	-	-	(5,579)	(5,579)

Balance, October 31,
2003	6,642,500	$664	$42,586	$40,000	$(43,817)	$39,433

TERRACE VENTURES INC.
(An Exploration Stage Company)

NOTES TO INTERIM FINANCIAL STATEMENTS

OCTOBER 31, 2003
(Unaudited)
(Stated in U.S. Dollars)

1.

BASIS OF PRESENTATION

The interim financial statements as of October 31, 2003 included herein have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States of America generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. It is suggested that these financial statements be read in conjunction with the April 30, 2003 audited financial statements and notes thereto.

2.	NATURE OF OPERATIONS

	a)	Organization The Company was incorporated in the State of Nevada, U.S.A., on February 20, 2001.

b)

Exploration Stage Activities

The Company has been in the exploration stage since its formation and has not yet realized any revenues from its planned operations. It is primarily engaged in the acquisition and exploration of mining properties. Upon location of a commercial minable reserve, the Company expects to actively prepare the site for its extraction and enter a development stage.

c)

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.

As shown in the accompanying financial statements, the Company has incurred a net loss of $43,817 for the period from inception, February 20, 2001, to October 31, 2003, and has no sales. The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the development of its mineral properties. Management has plans to seek additional capital through a private placement and public offering of its common stock. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

TERRACE VENTURES INC.
(An Exploration Stage Company)

NOTES TO INTERIM FINANCIAL STATEMENTS

OCTOBER 31, 2003
(Unaudited)
(Stated in U.S. Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a)

Mineral Property Acquisition and Exploration Costs

The Company expenses all costs related to the acquisition and exploration of mineral claims in which it has secured exploration rights prior to establishment of proven and probable reserves. To date, the Company has not established the commercial feasibility of its exploration prospects, therefore, all costs are being expensed.

b)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimates.

	c)	Foreign Currency Translation The Company’s functional currency is the U.S. dollar. Transactions in foreign currency are translated into U.S. dollars as follows:

		i)	monetary items at the rate prevailing at the balance sheet date;
		ii)	non-monetary items at the historical exchange rate;
		iii)	revenue and expense at the average rate in effect during the applicable accounting period.

TERRACE VENTURES INC.
(An Exploration Stage Company)

NOTES TO INTERIM FINANCIAL STATEMENTS

OCTOBER 31, 2003
(Unaudited)
(Stated in U.S. Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

d)

Income Taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 –“Accounting for Income taxes” (SFAS 109). This standard requires the use of an asset and liability approach for financial accounting, and reporting on income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

e)

Basic and Diluted Loss Per Share

In accordance with SFAS No. 128 – “Earnings Per Share”, the basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. At October 31, 2003, the Company has no stock equivalents that were anti-dilutive and excluded in the earnings per share computation.

4.

MINERAL PROPERTY ACQUISITION

The Company has acquired a 100% interest in a mining claim located in British Columbia, Canada, for cash consideration of $5,000. Since the Company has not established the commercial feasibility of the mineral claim, the acquisition cost has been expensed.

5.	RELATED PARTY TRANSACTION During the period ended October 31, 2003, the Company incurred $4,500 (2002 - $4,450) for office facilities and services to a company related by common directors.

6.	SUBSEQUENT EVENT Subsequent to October 31, 2003, the Company issued 400,000 common shares for cash consideration of $40,000.